UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Webtronics, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    94844V104
                                    ---------
                                 (CUSIP Number)


                                Yanina Wachtfogel
                              420 Lexington Avenue
                            New York, New York 10170
                                 (212) 672-9190
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 15, 2002
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.


                               Page 1 of 43 pages
                         Exhibit Index appears on page 4

                                  SCHEDULE 13D

CUSIP No.   94844V104

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Callisto Pharmaceuticals, Inc.
-----------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         1,051,336
SHARES            ____________________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH              ____________________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            1,051,336
WITH              ____________________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,051,336
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      99.7%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

Item 1.     Security and Issuer.
            -------------------

This Statement on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value (the "Common Stock"), of Webtronics, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, New York, New York 10170.

Item 2.     Identity and Background.
            -----------------------

            (a) - (c)  This statement is being filed by Callisto
Pharmaceuticals, Inc.

            Callisto Pharmaceuticals, Inc. is a Delaware biotechnology corporation engaged in the business of developing products for the diagnosis and treatment of diseases and their immunological complications. The address of the principal business and principal offices of Callisto Pharmaceuticals, Inc. is 420 Lexington Avenue, New York, New York 10170. The officers and directors of Callisto Pharmaceuticals, Inc. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

            (d) - (e) During the last five years, neither Callisto Pharmaceuticals, Inc. nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            All purchases of Common Stock by Callisto Pharmaceuticals, Inc. were funded by working capital. The amount of the funds expended by Callisto Pharmaceuticals, Inc. for such purchases was $400,000.

Item 4.     Purpose of Transaction.
            ----------------------

            Callisto Pharmaceuticals, Inc. acquired beneficial ownership of the shares of Common Stock to which this Statement relates for the purpose of obtaining a significant equity interest in the Company, changing the board of directors of the Company and possibly combining Callisto Pharmaceuticals, Inc. with the Company.

            Callisto Pharmaceuticals, Inc. may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it. Callisto Pharmaceuticals, Inc. may take any other action with respect to the Company or any of its equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the date hereof, Callisto Pharmaceuticals, Inc. owns an aggregate of 1,051,336 shares of Common Stock, representing approximately 99.7% of the outstanding shares of Common Stock based upon the 1,054,500 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2001 in its Annual Report on Form 10-KSB for the year ended December 31, 2001.

            (b) As of the date hereof, Callisto Pharmaceuticals, Inc. has sole voting and dispositive power over the shares of Common Stock beneficially owned by Callisto Pharmaceuticals, Inc.

            (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            On March 15, 2002, Callisto Pharmaceuticals entered into agreements with, Webtronics, Inc., Mr. Kevin Monahan and certain other Shareholders of Webtronics, Inc. pursuant to which Callisto Pharmaceuticals, Inc. purchased 99.7% of the issued and outstanding Common Stock of Webtronics, Inc totaling 1,051,336 shares.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit No.    Description
----------     -----------

   1.          Stock Purchase Agreement, dated March 15, 2002.

   2.          Form Stock Sale Agreement, dated March 15, 2002.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 19, 2002

                                       CALLISTO PHARMACEUTICALS, INC.


                                       By /s/ Yanina Wachtfogel
                                         ------------------------------
                                       Name:  Yanina Wachtfogel
                                       Title: Chief Operating Officer

                                   SCHEDULE I

            Directors and Officers of Callisto Pharmaceuticals, Inc.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Donald G. Drapkin,        Vice Chariman               35 East 62nd Street,
Chairman of the Board     MacAndrews & Forbes         New York, NY 10021
                          Holdings, Inc.

Gabriel M. Cerrone        Senior Vice President       150 East 52nd Street
Director                  of Investments              New York, NY 10022
                          Fahnestock & Co.

Thomas E. Constance       Senior Partner              919 Third Avenue
Director                  Kramer Levin Naftalis       New York, NY 10022
                          & Frankel LLP

Dr. David Ho              Chief Medical Officer       455 1st Avenue, 7th Floor
Director                  Aaron Diamond AIDS          New York, NY 10021
                          Research Center

Dr. Eric A. Rose          Chairman of the             112 East 78th Street
Director                  Department of Surgery,      New York, NY 10021
                          Columbia Presbyterian
                          Center of New York
                          Presbyterian Hospital

Dr. David Horn            President & Chief           420 Lexington Avenue
President & Chief         Executive Officer           New York, New York  10170
Executive Officer         Callisto Pharmaceuticals,
                          Inc.

Yanina Watchfogel         Chief Operating             420 Lexington Avenue
Chief Operating Officer   Officer Callisto            New York, New York  10170
                          Pharmaceuticals, Inc.



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